SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
LifeLock, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
53224V 10 0
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 6, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,359,501

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,359,501

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,359,501

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,790,499

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,790,499

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,790,499

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,790,499

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,790,499

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,790,499

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, $0.001 par value (the "Common Stock"), of LifeLock, Inc. (the "Issuer"). The Issuer's principal executive office is located at 60 East Rio Salado Parkway, Suite 400, Tempe, Arizona 85281.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or "we"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.
ELLIOTT
The business address of Elliott is 40 West 57th Street, New York, New York 10019.
The principal business of Elliott is to purchase, sell, trade and invest in securities.
SINGER
Singer's business address is 40 West 57th Street, New York, New York 10019.
Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.
CAPITAL ADVISORS
The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.
The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.
The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC
The business address of Special GP is 40 West 57th Street, New York, New York 10019.
The principal business of Special GP is serving as a general partner of Elliott.
The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL
The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.
The principal business of Elliott International is to purchase, sell, trade and invest in securities.
The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:
NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON
The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA
The business address of EICA is 40 West 57th Street New York, New York 10019.
The principal business of EICA is to act as investment manager for Elliott International.
The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:
NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Singer is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $30,588,221.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $62,103,319.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 4.	Purpose of Transaction.
The Reporting Persons believe the securities of the Issuer are undervalued and have initiated a dialogue with the Issuer's Management and Board of Directors (the "Board") on opportunities to enhance shareholder value.  The Reporting Persons believe there is material upside from the Issuer's share price level on May 20, 2016 of $12.19 per share, which was the day prior to the Reporting Persons' commencement of significant purchases of shares and the subsequent share price outperformance of the Issuer's Common Stock.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving the Issuer or certain of the Issuer's businesses or assets including advocating for a sales process, including a transaction in which the Reporting Persons may participate, strategy and plans of the Issuer as a means of enhancing shareholder value, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
(a) As of the close of business on June 15, 2016, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 8.8% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 94,079,569 shares of Common Stock outstanding as of April 22, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2016.
As of the close of business on June 15, 2016, Elliott beneficially owned 2,359,501 shares of Common Stock, constituting approximately 2.5% of the shares of Common Stock outstanding.
As of the close of business on June 15, 2016, Elliott International beneficially owned 4,790,499 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 4,790,499 shares of Common Stock beneficially owned by Elliott International, constituting approximately 5.1% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 7,150,000 shares of Common Stock, constituting approximately 7.6% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.2% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 383,757 and 779,143 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.2% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
On June 16, 2016, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 – Joint Filing Agreement.
Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 16, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of LifeLock, Inc., dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	June 16, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
06/15/16	Common Stock	16,500	14.6400
06/14/16	Common Stock	33,000	14.6194
06/13/16	Common Stock	74,514	14.4965
06/13/16	Common Stock	33,000	14.5261
06/10/16	Common Stock	99,000	14.4955
06/10/16	Common Stock	23,316	14.4986
06/09/16	Common Stock	165,000	14.4774
06/08/16	Common Stock	165,000	14.4580
06/07/16	Common Stock	123,552	14.1435
06/06/16	Common Stock	15,510	13.9289
06/06/16	Common Stock	90,028	13.8077
06/03/16	Common Stock	45,210	13.3881
06/02/16	Common Stock	124,740	13.1452
06/01/16	Common Stock	16,500	13.0489
06/01/16	Common Stock	148,500	13.0742
06/01/16	Common Stock	36,689	13.0600
05/31/16	Common Stock	3,698	12.9974
05/27/16	Common Stock	46,398	13.0273
05/26/16	Common Stock	33,595	12.9806
05/26/16	Common Stock	49,500	12.9914
05/25/16	Common Stock	49,500	12.9004
05/24/16	Common Stock	6,765	12.7288
05/24/16	Common Stock	16,500	12.7130
05/23/16	Common Stock	45,031	12.2511
05/20/16	Common Stock	16,500	12.1916
05/19/16	Common Stock	79,662	11.9327
05/18/16	Common Stock	84,612	11.8968
05/17/16	Common Stock	33,616	11.7241
05/13/16	Common Stock	14,553	11.8988
05/12/16	Common Stock	104,862	11.7679
05/11/16	Common Stock	88,758	11.8494
05/10/16	Common Stock	16,500	11.7101
05/09/16	Common Stock	24,750	11.4721
05/06/16	Common Stock	232,352	11.2857
05/05/16	Common Stock	48,963	11.3280
05/04/16	Common Stock	30,890	11.2432
05/04/16	Common Stock	39,937	11.1945
05/04/16	Common Stock	82,500	11.1955

All of the above transactions were effected on the open market.
The following transactions were effected by Elliott International, L.P. in the Common Stock:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
06/15/16	Common Stock	33,500	14.6400
06/14/16	Common Stock	67,000	14.6194
06/13/16	Common Stock	151,286	14.4965
06/13/16	Common Stock	67,000	14.5261
06/10/16	Common Stock	47,339	14.4986
06/10/16	Common Stock	201,000	14.4955
06/09/16	Common Stock	335,000	14.4774
06/08/16	Common Stock	335,000	14.4580
06/07/16	Common Stock	250,848	14.1435
06/06/16	Common Stock	31,490	13.9289
06/06/16	Common Stock	182,783	13.8077
06/03/16	Common Stock	91,790	13.3881
06/02/16	Common Stock	253,260	13.1452
06/01/16	Common Stock	301,500	13.0742
06/01/16	Common Stock	33,500	13.0489
06/01/16	Common Stock	74,491	13.0600
05/31/16	Common Stock	7,507	12.9974
05/27/16	Common Stock	94,202	13.0273
05/26/16	Common Stock	100,500	12.9914
05/26/16	Common Stock	68,207	12.9806
05/25/16	Common Stock	100,500	12.9004
05/24/16	Common Stock	13,735	12.7288
05/24/16	Common Stock	33,500	12.7130
05/23/16	Common Stock	91,425	12.2511
05/20/16	Common Stock	33,500	12.1916
05/19/16	Common Stock	161,738	11.9327
05/18/16	Common Stock	171,788	11.8968
05/17/16	Common Stock	68,252	11.7241
05/13/16	Common Stock	29,547	11.8988
05/12/16	Common Stock	212,901	11.7679
05/11/16	Common Stock	180,206	11.8494
05/10/16	Common Stock	33,500	11.7101
05/09/16	Common Stock	50,250	11.4721
05/06/16	Common Stock	471,746	11.2857
05/05/16	Common Stock	99,409	11.3280
05/04/16	Common Stock	62,716	11.2432
05/04/16	Common Stock	167,500	11.1955
05/04/16	Common Stock	81,083	11.1945

All of the above transactions were effected on the open market.